UNITED STATES ATTORNEY FOR THE SOUTHERN DISTRICT OF NEW YORK

UNITED STATES ATTORNEY FOR THE SOUTHERN DISTRICT OF NEW YORK

PRINCIPAL RELIEF SOUGHT: CIVIL PENALTY(IES)/FINE(S)

OTHER RELIEF SOUGHT: INJUNCTION

FILING DATE OF COURT ACTION 10/04/2011

U.S. DISTRICT COURT, SOUTHERN DISTRICT OF NEW YORK - CASE # 11-06969

THE LAWSUIT ALLEGES THAT THE BANK OF NEW YORK MELLON CORPORATION ("BNY MELLON") IMPROPERLY CHARGED AND REPORTED PRICES FOR STANDING INSTRUCTION FOREIGN EXCHANGE ("FX") TRANSACTIONS EXECUTED IN CONNECTION WITH CUSTODY SERVICES PROVIDED BY BNY MELLON. THE REGISTRANT IS NOT A DEFENDANT TO THIS ACTION.

ON OCTOBER 4, 2011, THE U.S. ATTORNEY'S OFFICE FOR THE SOUTHERN DISTRICT OF NEW YORK FILED A COMPLAINT IN INTERVENTION IN A QUI TAM ACTION FILED AGAINST BNY MELLON, THE PARENT COMPANY OF THE REGISTRANT. BNY MELLON BELIEVES THAT THE CLAIMS ASSERTED IN THE ACTIONS ARE WITHOUT MERIT, AND REFLECT A FUNDAMENTAL MISUNDERSTANDING OF THE ROLE OF CUSTODIAN BANKS AND THE OPERATION OF INSTITUTIONAL FX MARKETS. BNY MELLON PLANS TO DEFEND ITSELF VIGOROUSLY ON BEHALF OF ITS SHAREHOLDERS. NOTE: UPON THE FILING OF AN AMENDED COMPLAINT ON FEBRUARY 16, 2012, THE ACTION WAS EFFECTIVELY DISMISSED AGAINST THE BANK OF NEW YORK MELLON CORPORATION ("BNYMC"). THE PLAINTIFF AGREED TO SUBSTITUTE THE BANK OF NEW YORK MELLON ("BNYM"), THE BROKER-DEALER'S BANK AFFILIATE FOR BNYMC IN RECOGNITION THAT BNYMC IS NOT A PROPER DEFENDANT IN THIS ACTION AND BNYM IS THE PROPER PARTY. THIS SUBSTITUTION WAS CONDUCTED WITHOUT PREJUDICE.